PARAMOUNT RESOURCES LTD.
Calgary, Alberta

November 8, 2006

NEWS RELEASE:

PARAMOUNT RESOURCES LTD.
Financial and Operating Results for the Three Months and Nine Months Ended September 30, 2006

CALGARY, ALBERTA - Paramount Resources Ltd. (“Paramount” or the “Company”) is pleased to announce its financial and operating results for the three months and nine months ended September 30, 2006.

Financial and Operating Highlights (1)
(thousands of dollars except per share amounts and where stated otherwise)

	Three Months Ended
	September 30	June 30
	2006	2006	% Change
FINANCIAL

Petroleum and natural gas sales	77,866	73,681	6

Funds flow from operations	37,299	65,835	(43)
Per share – diluted	0.54	0.95	(43)

Net earnings(2)	22,161	111,874	(80)
Per share – diluted	0.32	1.61	(80)

Capital expenditures, excluding acquisitions	104,155	94,827	10

Petroleum and natural gas property acquisitions	4,050	10,535	(62)

Market value of long-term investments (3)	645,591	694,240	(7)

Total assets	1,477,123	1,380,756	7

Net debt (4)	550,581	499,640	10

Common shares outstanding (thousands)	68,055	68,005	-

Market capitalization (5)	1,829,988	2,448,165	(25)

OPERATING

Natural gas sales volumes (MMcf/d)	81.4	83.2	(2)

Oil and natural gas liquid sales volumes (BBl/d)	3,901	3,423	14

Total sales (Boe/d)	17,471	17,297	1

Gas weighting	78%	80%	(2%)

Total wells drilled (gross)	84	41	105
Success rate (6)	90%	100%	(10%)

(1) Readers are referred to the advisories concerning forward-looking statements, non-GAAP measures, and barrels of oil equivalent conversions under the heading "Advisories".

(2) Net earnings for the three months ended June 30, 2006 included a dilution gain on our investment in North American Oil Sands Corporation ("North American") of $84.6 million, net of tax, and a tax recovery of $17.8 million. At September 30, 2006 Paramount's investment in North American had a market value of approximately $409 million (June 30, 2006 - $409 million), based on the latest private placement for North American, and a carrying value of approximately $150 million (June 30, 2006 - $148 million) on Paramount's balance sheet.

(3) Based on the period-end closing prices of Trilogy Energy Trust units on the Toronto Stock Exchange, latest private placement pricing for North American and book value of the remaining long-term investments. As of November 8, 2006, the market value of the long-term investments was $579.2 million, based on the November 8, 2006 closing price of Trilogy Energy Trust units on the Toronto Stock Exchange, the latest private placement pricing for North American and the September 30, 2006 book value of the remaining long-term investments.

(4) Net debt is equal to the sum of long-term debt, working capital deficit (surplus) and stock-based compensation liability, excluding the stock-based compensation liability associated with Paramount Options of $35.5 million at September 30, 2006 ($50.1 million at June 30, 2006). See Liquidity and Capital Resources section of Paramount's MD&A.

(5) Based on the period-end closing price of Paramount Resources Ltd. on the Toronto Stock Exchange.

(6) Success rate excludes oil sands wells.